Leju Holdings Limited

Level G, Building G, No.8 Dongfeng South Road

Chaoyang District , Beijing 100016

The People’s Republic of China

September 13, 2022

VIA EDGAR

Mr. Wilson Lee

Mr. Eric McPhee

Mr. Pam Long

Mr. Shih-Kuei Chen

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leju Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 13, 2022
File No. 001-36396

Dear Mr. Lee, Mr. McPhee, Mr. Long and Mr. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 29, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 13, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 3

1.	We note your disclosure on page 3 regarding the use of a VIE structure. Please clearly disclose that investors may never hold equity interests in the Chinese operating companies. Your disclosure should also clearly acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Ensure that you provide a cross-reference to your detailed discussion of all risks facing the company and the offering as a result of this structure.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Page 3:

Our Holding Company Structure and Contractual Arrangements with ~~our~~ the Consolidated Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations primarily through our PRC subsidiaries and ~~our~~ the consolidated variable interest entities (including ~~our~~ the variable interest entities, or VIEs, and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through ~~our~~ the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the consolidated variable interest entities and their shareholders to control the business operations of ~~our~~ the consolidated variable interest entities. Revenues contributed by ~~our~~ the consolidated variable interest entities accounted for ~~99.9%,~~ 99.9% ~~and~~, 99.9% and      % of our total revenues for the years of ~~2019,~~ 2020 ~~and~~, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited~~,~~ and its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the consolidated variable interest entities in China (each a consolidated variable interest entity), including but not limited to Beijing Leju, Leju Hao Fang, or Beijing Jiajujiu, and their respective subsidiaries. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company~~, and~~; by investing in Leju’s ADSs, they do not, and may never, have direct or indirect interest in ~~our~~ the consolidated variable interest entities in China. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Leju is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

Page 4:

Our corporate structure is subject to risks associated with our contractual arrangements with ~~our~~ the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with ~~our~~ the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Leju, its PRC subsidiaries and consolidated variable interest entities, and investors of Leju face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with ~~our~~ the consolidated variable interest entities and, consequently, significantly affect the financial performance of ~~our~~ the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to all the risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” from page 29 to page 32 of this annual report.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

2.	We note your disclosure on page 4 about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. In your disclosure, in addition to your reference to regulatory approvals regarding data security and anti-monopoly concerns, please also refer to regulation and statements made by China’s government related to the use of variable interest entities, and make clear that all of these risks could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 4:

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, and regulation and statements made by PRC government related to the use of variable interest entities, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

3.	We note your disclosure regarding the HFCAA and PCAOB on page 5 and page 13 stating that your auditor is currently subject to PCAOB inspection. Please expand your disclosure to clearly state whether or not your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 5:

Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the Public Company Accounting Oversight Board (United States), or the PCAOB, for three consecutive years ~~beginning in 2021~~, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We have appointed Yu Certified Public Account, P.C., or Yu CPA, for the audit of ~~our~~ the consolidated financial statements since the fiscal year ended December 31, 2019. Yu CPA is a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, and was not included in the determinations made by the PCAOB on December 16, 2021. Our predecessor auditor’s work related to our operations in China for the fiscal years 2012 to 2018 was not inspected by the PCAOB. There is no guarantee that our current auditor or any future auditor engaged by us would remain subject to full PCAOB inspection during the entire term of our engagement, which may impact our ability to remain listed on a United States exchange. The related risks and uncertainties could cause the value of the ADSs to significantly decline. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of the HFCAA or the related regulations, which might pose regulatory risks to and impose restrictions on us in the future. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Although our independent registered public accounting firm is registered with the PCAOB and currently subject to periodic PCAOB inspection, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors would be deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.”

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

4.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In this regard, we note disclosure on page 1 that in some but not all contexts, references to “Leju,” “we,” and “our” include your VIEs in China. In addition, where you disclose that the VIEs are consolidated for accounting purposes, also clearly state that they are not entities in which you own equity, and that the holding company does not conduct operations.

In addition to the proposed revision in response to the Staff’s comment #1 above, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 1:

●	“Leju” are to Leju Holdings Limited~~,~~;

●	“we,” “us,” “our company,” or “our” are to Leju Holdings Limited and its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the consolidated variable interest entities in China (each a consolidated variable interest entity), including but not limited to Beijing Leju, Leju Hao Fang and Beijing Jiajujiu, and their respective subsidiaries;

Page 3:

Our Holding Company Structure and Contractual Arrangements with ~~our~~ the Consolidated Variable Interest Entities

Leju Holdings Limited is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its consolidated variable interest entities. We conduct our operations primarily through our PRC subsidiaries and ~~our~~ the consolidated variable interest entities (including ~~our~~ the variable interest entities, or VIEs, and their subsidiaries) in China. PRC laws and regulations restrict and impose conditions on foreign investment in the internet industry and there is uncertainty over administrative practice in advertising industries. Accordingly, we operate part of our business through ~~our~~ the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, ~~our~~ the consolidated variable interest entities and their shareholders to control the business operations of ~~our~~ the consolidated variable interest entities. Revenues contributed by ~~our~~ the consolidated variable interest entities accounted for ~~99.9%,~~ 99.9% ~~and~~, 99.9% and      % of our total revenues for the years of ~~2019,~~ 2020 ~~and~~, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Leju Holdings Limited~~,~~ and its subsidiaries, and, in the context of describing our operations and consolidated financial information, ~~our~~ the consolidated variable interest entities in China (each a consolidated variable interest entity), including but not limited to Beijing Leju, Leju Hao Fang, or Beijing Jiajujiu, and their respective subsidiaries. Holders of Leju’s ADSs hold equity interest in Leju Holdings Limited, our Cayman Islands holding company~~, and~~; by investing in Leju’s ADSs, they do not, and may never, have direct or indirect interest in ~~our~~ the consolidated variable interest entities in China. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Leju is a holding company with no operations of its own. We do not have any equity ownership in the consolidated variable interest entities.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entities, and make necessary revisions throughout its future 20-F filings.

5.	Please provide early in the Key Information a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

In response to the Staff’s comment, the Company undertakes to replicate the diagram of the Company’s corporate structure disclosed in “Item 4.C. Information of the Company—Organizational Structure,” including the footnotes identifying the person or entity that owns the equity in each depicted entity therein, on pages 79-80 of the 2021 Form 20-F and make the referenced disclosure at the outset of Item 3 in its future Form 20-F filings.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

In addition, the Company respectfully proposes to revise the disclosure as follows (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Pages 79-80:

Note:

(1)            Omnigold Holdings Ltd. is currently 84% owned by Branco Overseas Ltd., 10% owned by Lead Spriti Management Ltd and 6% owned by Cando Management Limited. Lead Spriti Management Ltd is wholly owned by an independent third party. Cando Management Limited is wholly owned by an employee of our company.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

(~~1~~2)           Beijing Yisheng Leju Information Services Co., Ltd., or Beijing Leju, is a variable interest entity established in China in 2008 and is currently 80% owned by Mr. Xudong Zhu and 20% owned by Mr. Yinyu He, and each of Shanghai Leju Hao Fang Information Service Co., Ltd., or Leju Hao Fang and Beijing Jiajujiu E-Commerce Co., Ltd., or Beijing Jiajujiu is a variable interest entity established in China in 2011 and is currently 70% owned by Mr. Yinyu He and 30% owned by Mr. Weijie Ma. We effectively control Beijing Leju, Leju Hao Fang and Beijing Jiajujiu through contractual arrangements. See more information below in this section. The registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin and Beijing Maiteng contains the business of development of computer software, which falls in the encouraged category for foreign investment in the currently effective Foreign Investment Industrial Guidance Catalogue. The registered business scope of each of City Rehouse and all its subsidiaries contains the business of real estate brokerage service, which was removed from the restricted category for foreign investment in the Foreign Investment Industrial Guidance Catalogue. Therefore, the business of real estate brokerage service now fall in the permitted category for foreign investment under PRC law, along with the other businesses listed in the registered business scope of each of Shanghai Yi Yue, Leju IT, Shanghai SINA Leju, Shanghai Fangxin, Beijing Maiteng, and City Rehouse and all its subsidiaries, which are not listed in the new Foreign Investment Industrial Guidance Catalogue. City Rehouse, Shanghai Leju Hao Fang, Beijing Leju and Beijing Jiajujiu, wholly owned 13, 3, 64 and 2 subsidiaries, respectively.

6.	We note your disclosure on page 3 and throughout the filing that the Cayman Islands holding company controls and receives the economic benefits of the VIEs’ business operations through contractual agreements between the VIEs, their respective shareholders, and your subsidiaries that provides you with “effective control” over those companies. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of those companies. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

In addition to the proposed revision in response to the Staff’s comment #4 above, the Company respectfully proposed to revise the following disclosure (page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Page 3:

A series of contractual agreements, including exclusive call option agreements, loan agreements, equity pledge agreements, powers of attorney, exclusive business cooperation agreements, have been entered into by and among our subsidiaries, ~~our~~ the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with ~~our~~ the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Leju nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the consolidated variable interest entities, and the contractual arrangements are not equivalent to an equity ownership in the business of the consolidated variable interest entities. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

The Company further undertakes to thoroughly review and revise the disclosure in its future Form 20-F filings to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the consolidated variable interest entities, limit references to control or benefits that accrue to the Company because of the consolidated variable interest entities to a clear description of the conditions have been satisfied for consolidation of the consolidated variable interest entities under U.S. GAAP, and clarify that the Company is the primary beneficiary of the consolidated variable interest entities for accounting purposes.

7.	We note the required permissions you disclosed on page 4 and page 5. Please expand your disclosure to include each permission or approval that you, your subsidiaries, or theVIEs are required to obtain from Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Pages 4 to 5:

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and consolidated variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, Beijing Leju, Beijing Yisheng Leju Internet Technology Co., Ltd., a subsidiary of Beijing Jiajujiu, and Leju Hao Fang, each hold a valid ICP license issued by the local provincial branch of the MIIT for the operation of our value-added telecommunication business, and the business scope of the business licenses of Beijing Leju and its subsidiaries which engage in the advertising business includes operating advertising business. These licenses are essential to the operation of our online real estate business. In addition, Beijing Leju, Leju Hao Fang and/or Beijing Jiajujiu and their respective subsidiaries do not have internet publication licenses and licenses for online transmission of audio-visual programs, and are not applying for these licenses. For those video/audio programs and certain other forms of content that we believe are subject to the requirements of these licenses, such programs and content are hosted by SINA through our contractual arrangement with SINA. In the case that SINA does not possess the necessary licenses and permits, our video/audio programs and other content hosted by SINA are subject to the risk of being suspended by government authorities. Moreover, we cannot assure you that government would not require us to obtain these licenses separately for operation of our own websites and those websites licensed to us even if the underlying hosting of the relevant content may be provided by a qualified third party. If we are required to apply for such licenses, we can provide no assurance that we will procure and maintain such additional licenses. ~~our PRC subsidiaries and consolidated variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of Leju, its PRC subsidiaries and consolidated variable interest entities in China, including, among others, the value-added telecommunications business operating license with the approved business scope of “internet information service” and the filing with the real estate administrative authority for our real estate agency and brokerage businesses, and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions.”~~

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On December 24, 2021, the CSRC issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, for public comments, according to which, the issuer or its affiliated major domestic operating company, as the case may be, shall file with the CSRC and report the relevant information for its follow-on offshore offering and other equivalent offshore offering activities. As of the date of this annual report, the draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies ~~aforementioned draft provisions~~ have not been adopted and there still exists substantial uncertainties surrounding the CSRC requirements at this stage, we, our PRC subsidiaries and variable interest entities (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or denied such permissions by any PRC authority. To the extent such requirements are or become applicable~~. The approval of or report and filing with the CSRC, or other governmental authorities may be required in connection with our future offshore offerings, and, if required~~, we cannot assure you that ~~predict if~~ we will be able to comply with them.~~obtain such approval or complete such report and filing process.~~

If (i) we do not receive or maintain any permissions or approvals, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we cannot assure you that we will be able to obtain such permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

For more detailed information, see “Item 3. Key Information—D. Risk Factors—If we fail to obtain or keep licenses, permits or approvals applicable to the various online real estate services provided by us, we may incur significant financial penalties and other government sanctions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— The approval of or report and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting process.”

8.	We note your disclosure regarding cash and asset flows through your organization, as well as disclosure in your risk factors on page 33 regarding governmental control of currency conversion. Please revise your disclosure on pages 5 and 6 to also discuss any restrictions on foreign exchange and your ability to transfer cash between entities, across borders and to U.S. investors.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Pages 5-6:

Cash and Asset Flows through Our Organization

. . .

Under PRC laws and regulations, our PRC subsidiaries and consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of ~~our~~ the consolidated variable interest entities in which we have no legal ownership, totaling ~~$40.7 million,~~ $52.9 million ~~and~~, $42.1 million and $      million as of December 31, ~~2019,~~ 2020 ~~and~~, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC governmental control on currency conversion. As a result, the funds in our PRC subsidiaries or the consolidated variable interest entities in China may not be available to fund operations or for other use outside of China due to interventions in, or the imposition of restrictions and limitations on, the ability of our holding company, our subsidiaries, or the consolidated variable interest entities by the PRC government on such currency conversion. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our PRC subsidiaries and consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements~~.~~” and “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Under PRC law, Leju Holdings Limited may provide funding to our PRC subsidiaries only through capital contributions or loans, and to ~~our PRC~~ the consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. In the years ended December 31, ~~2019,~~ 2020 ~~and~~, 2021 and 2022, Leju Holdings Limited extended loans with outstanding principal amount of ~~RMB40.0 million,~~ RMB40.0 million ~~and~~, RMB40.0 million and $      million, respectively, to our intermediate holding companies and subsidiaries, and ~~our~~ the consolidated variable interest entities received ~~RMB40.0 million,~~ RMB40.0 million ~~and~~, RMB40.0 million and $      million as capital or investment, respectively. Furthermore, cash transfers from Leju to our PRC subsidiaries and the consolidated variable interest entities are subject to PRC governmental control on currency conversion. As a result, the funds held by Leju may not be available to fund the operations of our PRC subsidiaries or the consolidated variable interest entities in China. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Risk Factors, page 12

9.	We note your discussion of the regulatory and the enforcement risks in your Summary of Risk Factors. Please expand your Summary of Risk Factors to include the significant liquidity risks with cross-references to the more detailed discussion of the risk in the filing. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 13:

Risks Relating to Doing Business in China

…

●	The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations, which ~~The PRC government’s significant oversight and discretion over our business operation~~ could result in a material adverse change in our operations and the value of our ADSs. The PRC government’s significant authority in its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. See the risk factor on page 33 for details.

●	Our PRC subsidiaries and the consolidated variable interest entities are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements. See the risk factor on pages 40-41 for details.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

10.	We note your disclosure regarding Chinese government’s significant oversight on page 33. Please revise to clearly disclose that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In addition to the proposed revision in response to the Staff’s comment #9 above, the Company also respectfully proposes to revise the referenced risk factor and include the following underlined disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Page 33:

The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight over the conduct of our business, and may intervene or influence our operations ~~as the government deems appropriate to advance regulatory and societal goals and policy positions~~, which could result in a material adverse change in our operation and/or the value of our ADSs. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could also result in a material adverse change in our operation and/or the value of our ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Item 5. Operating and Financial Review and Prospects, page 84

11.	We note that your press release dated March 31, 2022 discusses the steep downturn in China’s real estate industry in the second half of 2021, which you note had a direct and negative impact on your online advertising and e-commerce businesses. We also note that the noted downturn and its impacts on the Chinese real estate industry have been well documented in the media. In your next filing, including any potential interim update on Form 6-K, please revise your discussion of your operating results and your discussion of trend information to consider how the ongoing state of the industry has impacted your business. Refer to Item 5. of Form 20-F.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

Page 90:

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total revenues. Total revenues decreased by 26% to $534.1 million in 2021 from $719.5 million in 2020, primarily due to a decrease in revenues from e-commerce services and online advertising services. E-commerce revenues decreased by 25% to $411.1 million in 2021 from $547.9 million in 2020, primarily due to a decrease in the number of discount coupons redeemed. We sold a total of 162,196 discount coupons in 2021, 138,230 of which were redeemed. Online advertising revenues decreased by 28% to $122.5 million in 2021 from $170.8 million in 2020, primarily due to a decrease in property developers’ demand for online advertising. Listing revenues decreased by 41% to $0.5 million in 2021 from $0.8 million in 2020, primarily due to a decrease in secondary real estate brokers’ demand as China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges.

Cost of revenues. Cost of revenues decreased by 24% to $55.8 million in 2021 from $73.8 million in 2020, primarily due to decreased cost of advertising resources purchased from media platforms as China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges.

D. Trend Information

China’s real estate industry experienced a steep downturn since the second half of 2021 and many real estate developers faced severe operational challenges. This had a direct and negative impact on our online advertising and e-commerce businesses. Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

September 13, 2022

The Company respectfully advises the Staff that, in light of the downturn of the real estate industry in China, the management has reconsidered the Company’s revenue recognition policy since the first half of 2022. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. But the amount and timing of the Company’s revenues could be different for any period if management made different judgments or utilized different estimates. Due to the continuous decline of the real estate industry, the recoverable amount and time of some customers’ transaction consideration cannot be reasonably expected. The Company will not recognize the revenue from such customers until the actual receipt of the transaction consideration. The Company expects the adjustment will have an impact on the Company’s revenue starting from the first half of 2022 and will include the discussion on the material impact on its revenue (if any) in its interim update on Form 6-Ks as well as future Form 20-F filings.

In addition, the Company further undertakes to include the discussion and analysis on how the ongoing state of the industry impact its business in the discussion of the operating results and trend information in the interim update on Form 6-Ks as well as future Form 20-F filings.

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If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 10 5895 1180 or chenglilan@ehousechina.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Li-Lan Cheng
Li-Lan Cheng
Acting Chief Financial Officer

cc:	Yinyu He, Chief Executive Officer, Leju Holdings Limited
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Kai Yu, Partner, Yu Certified Public Account, P.C.